UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Registered Direct Offering

On January 2, 2025, Aptorum Group Limited (the “Company”) entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company sold 1,535,000 Class A ordinary shares of the Company (the “Shares”), par value $0.00001 per share (the “Ordinary Shares”) at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000 million (the “Offering”).

The Company agreed in the Securities Purchase Agreement that, subject to certain exceptions, for thirty (30) calendar days following the closing of the Offering (the “Standstill Period”), it would not (i) issue, or enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares, or any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares (the “Ordinary Share Equivalents”), or (ii) file any registration statement or amendment or supplement thereto, other than the Prospectus Supplement contemplated in the Securities Purchase Agreement and the filing of a registration statement on Form S-8 in connection with any employee benefit plan. In addition, during the Standstill Period, subject to certain exceptions, the Company is prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of Ordinary Shares or Ordinary Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction (as defined in the Securities Purchase Agreement).

The Company intends to use the net proceeds from the Offering for the research and development, working capital and general corporate use. The Shares were offered and sold pursuant to the prospectus included in the registration statement on Form F-3 (File No. 333-268873), which was declared effective on January 19, 2023, and a prospectus supplement, dated January 2, 2025. The Offering closed on January 3, 2025, upon satisfaction of all closing conditions.

The Company entered into a certain engagement letter dated December 31, 2024 (the “Letter Agreement”), with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”) of the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent up to an aggregate of $50,000 for out-of-pocket expenses.

A copy of the form of the Securities Purchase Agreement is attached hereto as Exhibits 10.1 and is incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement are subject to, and qualified in its entirety by, such document.

On January 2, 2025, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No.	Description
5.1	Opinion of Campbells
10.1	Form of the Securities Purchase Agreement
99.1	Press Release, issued on January 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: January 7, 2025	By:	/s/ Ian Huen
		Name:	Ian Huen
		Title:	CEO

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